STONECO LTD. STONECO LTD. 4TH FLOOR, HARBOUR PLACE 103 SOUTH CHURCH STREET GRAND CAYMAN, CAYMAN ISLANDS UNITED KINGDOM See the reverse side of this notice to obtain proxy materials and voting instructions. D26278 - P46400 You are receiving this communication because you hold shares in the company named above . This is not a ballot . You cannot use this notice to vote these shares . This communication presents only an overview of the more complete proxy materials that are available to you on the Internet . You may view the proxy materials online at www . proxyvote . com or easily request a paper copy (see reverse side) . We encourage you to access and review all of the important information contained in the proxy materials before voting . Meeting Information Meeting Type: Annual Meeting For holders as of: October 22, 2020 Date: December 11, 2020 Time: 10:30 a.m. Location: Seven Stars Grace Bay Resort & Spa Grace Bay Rd, Grace Bay TKCA 1ZZ Turks and Caicos Islands Exhibit 99.3 *** Exercise Your Right to Vote *** Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on December 11, 2020.

D26279 - P46400 XXXX XXXX XXXX XXXX Vote In Person : Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting . Please check the meeting materials for any special requirements for meeting attendance . At the meeting, you will need to request a ballot to vote these shares . Vote By Internet : To vote now by Internet, go to www . proxyvote . com . Have the information that is printed in the box marked by the arrow (located on the following page) available and follow the instructions . Vote By Mail : You can vote by mail by requesting a paper copy of the materials, which will include a proxy card . XXXX XXXX XXXX XXXX (located on the XXXX XXXX XXXX XXXX How to Request and Receive a PAPER or E - MAIL Copy: If you want to receive a paper or e - mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request: 1) BY INTERNE T : ww w .p r o xy v ot e .com 2) BY TELEPHONE : 1 - 800 - 579 - 1639 3) BY E - MAIL* : sendmaterial@proxyvote.com * If requesting materials by e - mail, please send a blank e - mail with the information that is printed in the box marked by the arrow (located on the following page) in the subject line. Requests, instructions and other inquiries sent to this e - mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before November 29, 2020 to facilitate timely delivery. Proxy Materials Available to VIEW or RECEIVE: NOTICE AND PROXY STATEMENT ANNUAL REPORT How to View Online: Have the information that is printed in the box marked by the arrow following page) and visit: www.proxyvote.com. Before You Vote How to Access the Proxy Materials How To Vote Please Choose One of the Following Voting Methods

Voting Items D26280 - P46400 The Board of Directors recommends you vote FOR the following: 1. To resolve to re - elect the below nominees as directors of the Company, each to serve for a one year term, or until such person resigns or is removed in accordance with the terms of the Memorandum and Articles of Association of the Company : Nominees: 1) André Street 05) Ali Mazanderani 2) Eduardo Cunha Monnerat Solon de Pontes 06) Silvio José Morais 3) Roberto Moses Thompson Motta 07) Luciana Ibiapina Lira Aguiar 4) Thomas A. Patterson The Board of Directors recommends you vote FOR the following proposal: 2. To resolve, as an ordinary resolution, that the Company’s financial statements and the Company’s Annual Report on Form 20 - F for the fiscal year ended December 31, 2019 be approved and ratified. NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

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Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. D26260 - P46400 01) André St r eet 05) 02) Eduardo Cunha Monnerat Solon de Pontes 06) 3) Roberto Moses Thompson Motta 07) 4) Thomas A. Patterson Ali Mazanderani Silvio José Morais Luciana Ibiapina Lira Aguiar 2. To resolve, as an ordinary resolution, that the Company’s financial statements and the Company’s Annual Report on Form 20 - F for the fiscal year ended December 31, 2019 be approved and ratified. 1 . To resolve to re - elect the below nominees as directors of the Company, each to serve for a one year term, or until such person resigns or is removed in accordance with the terms of the Memorandum and Articles of Association of the Company : Nominees: For Withhold For All To withhold authority to vote for any individual All All Except nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below. ! ! ! STONECO LTD. The Board of Directors recommends you vote FOR the following: STONECO LTD. 4TH FLOOR, HARBOUR PLACE 103 SOUTH CHURCH STREET GRAND CAYMAN, CAYMAN ISLANDS UNITED KINGDOM The Board of Directors recommends you vote FOR the following proposal: Please sign exactly as your name(s) appear(s) hereon . When signing as attorney, executor, administrator, or other fiduciary, please give full title as such . Joint owners should each sign personally . All holders must sign . If a corporation or partnership, please sign in full corporate or partnership name by authorized officer . In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting . This proxy when properly executed will be voted as directed herein by the undersigned shareholder . If no direction is made, it will be noted that you have abstained from voting on the resolution in question . For Against Abstain ! ! ! VOTE BY INTERNET - www.proxyvote.com Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11 : 59 p . m . Eastern Time the day before the cut - off date or meeting date . Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form . ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e - mail or the Internet . To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years . VOTE BY PHONE - 1 - 800 - 690 - 6903 Use any touch - tone telephone to transmit your voting instructions up until 11 : 59 p . m . Eastern Time the day before the cut - off date or meeting date . Have your proxy card in hand when you call and then follow the instructions . VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage - paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 .

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice and Proxy Statement and Annual Report ar e available at www.proxyvote.com. D26261 - P46400 STONECO LTD. Proxy for Annual Meeting of Shareholders on December 11, 2020 Solicited on Behalf of the Board of Directors The undersigned hereby appoints Rafael Martins Pereira, with full power of substitution and power to act alone, as proxies to vote all the common shares which the undersigned would be entitled to vote if personally present and acting at the Annual Meeting of Shareholders of StoneCo Ltd . , to be held at 10 : 30 a . m . Cayman Islands Time on December 11 , 2020 , at the Seven Stars Grace Bay Resort & Spa at Grace Bay Rd, Grace Bay TKCA 1 ZZ, Turks and Caicos Islands, and at any adjournments or postponements thereof . (Continued and to be signed on the reverse side)